SEC MAIL PROCESSING SECTION
MAR 02 2010
Washington, DC

10029044

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Russell Implementation Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 A Street
(No. and Street)

Tacoma	WA	98402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Damon B. Joyner — 253 439-4311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1420 Fifth Avenue, Suite 1900	Seattle	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Damon B. Joyner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Russell Implementation Services, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

LAURA M. SCOTT
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
04-05-13

Notary Public

Signature

Financial / Operational Principal

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Russell Implementation Services Inc.
Index
December 31, 2009

PricewaterhouseCoopers LLP
1420 Fifth Avenue
Suite 1900
Seattle, WA 98101
Telephone (206) 398 3000
Facsimile (206) 398 3100

Report of Independent Auditors

To the Board of Directors and Stockholder of
Russell Implementation Services Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Russell Implementation Services Inc. (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 4 to the financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2009.

PricewaterhouseCoopers LLP

Seattle, Washington
February 26, 2010

Russell Implementation Services Inc.
Statement of Financial Condition
As of December 31, 2009

Assets	
Cash and cash equivalents	$ 29,455,374
Cash segregated under federal regulations	8,875,279
Securities commissions receivable, net	8,155,321
Fees receivable	3,422,104
Prepayments for customer research services credits	143,900
Prepaid expenses and other	194,031
Due from affiliates	265,515
Fixed assets, net	778,876
Deferred income taxes, net	626,858
Total assets	$ 51,917,258
Liabilities and Stockholder's Equity	
Liabilities	
Commission credits payable to customers	$ 7,015,213
Accrued expenses	820,389
Payable to brokers and subadvisors	454,626
Due to affiliates	5,431,653
Deferred research services credits	4,215
Incentive compensation liabilities	404,973
Other liabilities	92,530
Total liabilities	14,223,599
Commitments, contingencies, and guarantees (Notes 10 and 11)	
Stockholder's equity	
Common stock, par value $0.10 per share; 500,000 shares authorized; 247,800 shares issued and outstanding	24,780
Additional paid-in capital	22,541,386
Retained earnings	15,127,493
Total stockholder's equity	37,693,659
Total liabilities and stockholder's equity	$ 51,917,258

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business
Russell Implementation Services Inc. (the "Company"), is a wholly owned subsidiary of Frank Russell Company ("Russell"), both of which are part of Russell Investments, the marketing name used to represent Russell and its global subsidiaries. The Northwestern Mutual Life Insurance Company ("NML") owns substantially all of the outstanding shares of Russell.

The Company, a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority ("FINRA"), and is an investment advisor registered pursuant to the Investment Advisors Act of 1940. The Company acts as an introducing broker and clears trades through a network of domestic and international clearing broker-dealers. The Company clears all transactions on behalf of customers on a fully disclosed basis with these clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are inherent in the preparation of the financial statements. Actual results could differ materially from those estimates.

Cash and Cash Equivalents and Cash Segregated under Federal Regulations
The Company considers all money market funds and instruments with original maturities of three months or less at the purchase date as cash equivalents. Segregated cash is kept in a special account for the exclusive benefit of the Company's customers under SEC Rule 15c3-3. Cash is held at one financial institution in excess of Federal Deposit Insurance Corporation ("FDIC") limits.

Deferred Research Services Credits and Prepayments for Customer Research Services Credits
Commission credits for certain customers include analytical services and products to be provided by nonaffiliated and affiliated companies. These amounts are recorded as a liability of the Company under deferred research services credits. When the analytical services and products are delivered to a client, their value reduces the client's deferred research services credits. In certain cases, the client has received analytical products or services in excess of deferred research service credits available for use. These amounts have been recorded by the Company as prepayments for customer research services credits and will be offset by future commission credits.

Fixed Assets
Fixed assets are reported at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based on estimated useful lives ranging from three to seven years. Furniture and equipment are depreciated over estimated useful lives ranging from three to seven years. Capitalized software includes purchased and internally developed software. Purchased software is amortized over three years using the straight-line method. Internally developed software represents internal and external costs incurred to develop internal

use software during the application development stage. Once the internal use software is ready for its intended use, the accumulated development costs are amortized over three years using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining life of the lease. When fixed assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the respective accounts and the resulting gains or losses are included in income from operations. Repair and maintenance costs are expensed as incurred.

Fair Values of Financial Instruments
In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The fair value disclosure framework prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value into three broad levels. In some instances, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. The level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The categorization within the hierarchy is based upon the pricing transparency of the financial asset or liability and does not necessarily correspond to the Company's perceived risk or liquidity.

Effective January 1, 2009, the Company adopted authoritative guidance under GAAP on determining fair value for nonfinancial assets and nonfinancial liabilities. The adoption had no effect on the Company's financial position, results of operations, or cash flows.

Stock-Based Compensation
Russell has a Long-term Equity-Based Incentive Plan ("LTIP"), callable puttable common stock issued under the Incentive Payment Plan ("IPP") covering eligible employees of the Company, and the Outstanding Contributor Award Program ("OCAP"), as more fully described in Note 5. Equity-classified awards are measured at fair value as of the grant dates or modification dates and the resulting cost is recognized in the statement of income over the period from the date of grant to the date when the award is no longer contingent upon the employee providing additional service (the required service period). For awards that vest upon retirement, the required service period does not extend beyond the date an employee is eligible for retirement. This situation can result in compensation expense being recognized over a period less than the stated vesting period. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled.

Deferred Incentive Compensation
Russell has granted award units under the IPP and under the Incentive Share Plan ("ISP"), more fully described in Note 5. The Company accounts for these deferred incentive arrangements, which are not share-based, using an accelerated method of attribution of the related expense.

Revenue Recognition
Securities commissions, generated entirely from agency brokerage transactions, are recognized as earned on a trade date basis. Investment management fee and other fee revenues are

derived from services based generally on assets under management or the notional principles of transactions, and are recognized as earned. Amounts paid by the Company to the subadvisors are recorded as an operating expense. Amounts paid by the Company as a rebate to clients, primarily those clients receiving overlay services in conjunction with other services, are recorded as a reduction of other fee revenue.

The Company refunds a portion of commissions received from commission recapture services to its customers. Such commission credits are determined and recorded on a trade date basis as a reduction of securities commissions revenue. The aggregate amount of unused commission credits is reflected as commission credits payable to customers on the accompanying statement of financial condition.

Accounts are deemed past due based on payment terms. The Company writes off delinquent accounts to the extent and at the time they are deemed to not be recoverable. The allowance for uncollectible accounts was $536,401 at December 31, 2009. The Company recorded $2,378 of bad debt expense for the year end December 31, 2009.

Income Taxes

Deferred income tax assets and liabilities are determined based upon differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realization of deferred tax assets is based on historical tax positions and estimates of future taxable income. The Company evaluates both the positive and negative evidence that it believes is relevant in assessing whether it will realize the deferred tax assets. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

The Company files its federal tax return with NML as part of a consolidated group. The provision for federal income taxes is based on an allocation of the consolidated tax liability to the respective companies included in the consolidated group as if each company were filing on a separate return basis. Federal taxes payable are recorded through and included in due to affiliates in the accompanying statement of financial condition. The Company files a separate tax return in certain states. State income taxes payable are included in accrued expenses in the accompanying statement of financial condition.

Effective January 1, 2009, the Company adopted the authoritative guidance under GAAP for accounting and reporting uncertainty in income taxes. This guidance clarifies how and when uncertain tax positions are to be recognized and disclosed in the financial statements. The impact of adopting this guidance is reflected in Note 4.

Foreign Currency Transactions

The Company's reporting currency is the U.S. dollar. Foreign currency transaction gains and losses arise from payments of commission credits in currencies other than U.S. dollars. Gains and losses resulting from foreign currency transactions are included in other expense in the accompanying statement of income.

Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company introduces these transactions for clearance to other broker-dealers on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to deliver assets sufficient to settle their obligations for the original contracted amount. The agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such nonperformance by its customers. As the right to charge the Company has no maximum amount and applies to all trades executed through its clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors its risk on these transactions on both an individual and group basis.

Gain/Loss Due to Service Errors
In the conduct of the Company's business, occasional operational errors occur that impact customer accounts. These errors are infrequent and are not predictable in the normal conduct of business operations. Upon the determination that an error has occurred, the Company's policy is to adjust the impacted customer account immediately when quantifiable and record the related loss as an expense in the statement of income. Gains are either returned to the customer or recorded as other income in the accompanying statement of income if retained by the Company.

New Accounting Pronouncements
In May 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance under GAAP, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The authoritative guidance is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The Company adopted the authoritative guidance for its 2009 financial statements and the adoption of this standard did not have an effect on the Company's financial position, results of operations, or cash flows.

In June 2009, the FASB issued authoritative guidance codifying Accounting Standards and the Hierarchy of GAAP (the "Codification"). The Codification is the source of authoritative accounting principles to be applied in the preparation of financial statements in conformity with GAAP. All existing accounting standards are superseded. All other accounting guidance not included in the Codification will be considered non-authoritative. The Codification is effective for annual periods ending after September 15, 2009. The adoption of the Codification does not impact the Company's financial statements except for references made to authoritative accounting literature in the footnotes.

In June 2009, the FASB issued guidance on transfers and servicing of financial assets to eliminate the concept of a qualifying special-purpose entity, change the requirements for off balance sheet accounting for financial assets including limiting the circumstances where off balance sheet treatment for a portion of a financial asset is allowable, and require additional disclosures. The guidance is effective for the Company's 2011 fiscal year. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations, or cash flows.

2. Fixed Assets

Fixed assets consisted of the following balances at December 31, 2009:

Software	$ 6,711,455
Furniture and equipment	727,779
	7,439,234
Accumulated depreciation and amortization	(7,015,452)
Work in progress	355,094
Total	$ 778,876

3. Asset and Liabilities Measured at Fair Value on a Recurring Basis

The Company carries at fair value on a recurring basis in the statement of financial condition certain investments of money market mutual funds.The Company measures the fair value of its money market mutual funds using a market approach whereby it uses quoted market prices from the principal exchange on which each security trades.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the lowest level of input that is significant to the fair value measurement in its entirety:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Investments included in this category include the money market mutual funds.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.
- Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. The inputs into the determination of fair value require significant management judgment or estimation. Assumptions used by the Company due to the lack of observable inputs may significantly impact the resulting fair value and therefore the Company's results of operations.

Fair Value Tabular Disclosures

The following table summarizes the valuation of the Company's assets measured at fair value on a recurring basis using the fair value hierarchy levels as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets				
Money market mutual funds	$ 29,455,374	$ -	$ -	$ 29,455,374

4. Current and Deferred Income Taxes

The tax effects of temporary differences that gave rise to the net deferred income tax assets as of December 31, 2009 are presented below:

Deferred income tax assets	
Accrued long-term incentive plan	$ 792,244
Allowance for doubtful accounts	187,740
Accrued compensation	45,053
State deferred tax, net of federal tax benefit	17,754
Other	32,386
Total deferred income tax assets	1,075,177
Deferred income tax liabilities	
Accrual to cash adjustment	280,149
Net soft dollar revenue/expense	48,890
Depreciation of fixed assets	119,280
Total deferred income tax liabilities	448,319
Total deferred income tax assets, net	$ 626,858

Income taxes payable to Russell as of December 31, 2009 are $14,278 and are included in due to affiliates in the accompanying statement of financial condition.

Effective January 1, 2009, the Company adopted the authoritative guidance under GAAP for accounting and reporting uncertainty in income taxes. The Company recognizes a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount that has a greater than 50% likelihood of being sustained. The cumulative effect of adopting this guidance is $69,866, which has been reflected as a reduction to the opening balance of retained earnings as of January 1, 2009. As of January 1, 2009, the Company had $107,718 of gross unrecognized tax benefits.

The Company recognizes interest and penalties on amounts due to tax authorities as a component of income tax expense. The net reversal of interest expense and penalties recorded for the year ended December 31, 2009 was $15,188. Accrued interest expense and penalties upon adoption was $38,496, before benefit of federal tax deduction.

The Company is included in the U.S. federal income tax return filing with NML as part of its consolidated group. NML is currently under routine audit by the IRS for years ended December 31, 2006 and 2007. The Company files tax returns, either on a separate return basis, or as part of Russell's unitary or combined group, in certain states. The Company remains subject to examination by these state jurisdictions for certain years prior to and including 2005.

In the next 12 months, it is reasonably possible that the Internal Revenue Service examination of fiscal years 2006 and 2007 could be resolved. The Company does not expect this resolution to have a material impact to the financial statements.

5. Employee Compensation Arrangements

LTIP

The Company participates in the Russell LTIP covering eligible employees. The LTIP provides for the award of stock options, restricted stock units ("RSU"), and stock appreciation rights ("SAR") in Russell's common stock. The maximum number of shares of Russell's common stock that are issuable, or were issued and are outstanding, pursuant to awards under the LTIP or IPP may not, at any time, a) represent 20% or more of the value or voting power of all the issued and outstanding common stock at such time, or b) exceed 50,000,000 shares of common

stock. Awards that are canceled, forfeited, terminated or otherwise settled by the holder or by Russell are then available for award under the LTIP, subject to the above limitations.

Grants of stock option and RSU awards to employees prior to December 31, 2008, made by Russell under the LTIP vest over three years in equal annual installments on February 16 each year after the date of grant. Grants of RSU awards to employees on or after December 31, 2008, under the LTIP generally cliff vest in three years after the date of grant on February 16. Grants of SAR awards to employees made by Russell under the LTIP generally vest over three years in equal annual installments on February 16 each year after the date of grant. Awards granted prior to December 31, 2008 will vest upon retirement for employees who are age 65 or older and have at least five years of Russell service or who are between the ages of 55 and 64, and the combination of the associate's age and service (each rounded up to the nearest full year) totals 70 or more. For awards granted on or after December 31, 2008, awards will vest upon retirement, except for when a participant retires in the calendar year of grant. Stock-based compensation expense for awards granted to individuals meeting the retirement eligibility requirements, or who will meet the age and service requirements within the applicable vesting period, is recognized over a required service period that is less than the stated vesting period. Stock options and SAR awards granted prior to December 31, 2008 generally expire five years from the date of grant. Stock options granted on or after December 31, 2008 generally expire seven years from the date of grant, while SAR awards generally continue to expire five years from the date of grant.

For a 21-day period (or longer if determined by the Plan Administrator) that commences on the date in the first quarter of each fiscal year on which the per share fair value is communicated to a participant (herein after referred to as the "Annual Put Window"), holders of awards have the right to require Russell to repurchase ("put") vested awards or shares based on the then-current per share fair value of Russell's common stock, subject to a limit of 50% of the cumulative number of awards a participant has acquired under the LTIP as well as certain other limits discussed below. At the vesting date, RSU's are exchanged for shares of nonvoting common stock of Russell at which time employees may elect to have shares withheld for income taxes. Holders of common stock received upon exercise of options or vesting of RSUs must hold the awards for at least six months and one day before they have the right to put such shares to Russell. Upon repurchase by Russell, the shares of common stock are cancelled. Holders of SARs are not eligible to participate in the Annual Put Window until they are 100% vested in their SAR award.

Holders of vested stock options have the right to exercise such awards during two semi-annual exercise windows. The first exercise window in any fiscal year shall run concurrent with the Annual Put Window for that fiscal year, and the second exercise window shall terminate no later than six months and one day prior to the Annual Put Window for the following fiscal year. Each exercise window shall be a period of 21 days, which will commence on the date Russell communicates the per share fair value of Russell's common stock to a participant.

Russell estimates the fair value of stock option and SAR awards using the Black-Scholes option pricing model, which requires, among other inputs, an estimate of the fair value of Russell's common stock on the date of grant and the expected volatility of the common stock over the expected term of the related grants. Stock options are granted with an exercise price equal to the per share fair value of Russell's common stock at the date of grant. Russell determined that it was not practicable to calculate the volatility of its share price since Russell's securities are not publicly traded and therefore, there is no readily determinable market value for its stock. Therefore, Russell estimates its expected volatility based on reported market value data for a group of publicly traded companies, which it selects from certain market indices, that Russell believes are relatively comparable after consideration of their size, stage of lifecycle, profitability, growth, and risk and return on investment. Russell uses the average expected volatility rates reported by the comparable group for the expected terms estimated by Russell.

The expected terms of the stock option and SAR awards are derived from the average midpoint between the vesting and contractual term. The risk-free rate for the expected term of the awards is based on the U.S. Treasury yield curve at the time of grant. The expected annual dividend yield is based on Russell's current dividend yield.

In connection with the adoption of the LTIP, Russell elected the straight-line method of allocating compensation expense over the requisite service period of the related awards. As stock-based compensation expense is based on awards ultimately expected to vest, the expense included in the Company's statement of income for the year ended December 31, 2009 has been reduced by an estimated forfeiture rate of 3% for equity-classified awards and 5% for liability-classified awards.

For the year ended December 31, 2009, the Company recorded stock-based compensation expense of $1,736,698 related to the LTIP. Of this expense, $1,400,929 relates to equity-classified awards held by employees of the Company, which has been recorded as a noncash deemed capital contribution from Russell, and $335,769 relates to liability-classified awards held by employees of the Company. As of December 31, 2009, the Company's total unrecognized compensation cost related to equity-classified awards was $1,168,041, which will be recognized over the weighted-average remaining requisite service period of 1.25 years. In addition, as of December 31, 2009, the Company's total unrecognized compensation expense related to liability-classified awards outstanding under the LTIP was $500,452, which will be recognized over the weighted-average remaining requisite service period of 1.24 years.

The total deferred income tax benefit recognized in the Company's statement of income for stock-based awards for the year ended December 31, 2009 was $316,061. In 2009, the Company did not realize any excess tax benefits from stock-based payment arrangements. The Company's historical windfall tax benefit pool upon adoption of that standard was zero given its adoption under the prospective transition method. The Company utilizes the with-and-without approach to calculate realized windfall tax benefits from share-based compensation awards. The Company records a liability for the employer's portion of payroll taxes on stock-based compensation under the LTIP on the date of the event triggering the measurement and payment of the tax to the taxing authority.

Detail related to stock option and RSU activity under the LTIP, representing the Company's equity-classified awards, is as follows:

	Number of Shares Under Option	Weighted-Average Exercise Price
Outstanding at January 1, 2009	775,438	$ 10.40
Granted	-	-
Forfeited / expired	-	-
Exercised	-	-
Transfers in	-	-
Transfers out	(99,813)	9.35
Outstanding at December 31, 2009	675,625	10.56
Exercisable as of December 31, 2009	217,733	15.27

	Restricted Stock Units	
	Number of Units	Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2009	222,654	$ 9.64
Granted	-	-
Vested	(43,101)	15.47
Forfeited	-	-
Transfers in	-	-
Transfers out	(26,921)	7.84
Outstanding at December 31, 2009	152,632	8.31

The total fair value of RSUs vested during the year ended December 31, 2009 was $189,653.

Detail related to SAR activity under the LTIP, representing the Company's liability-classified awards, is as follows:

	Stock Appreciation Rights	
	Number of Shares Under Right	Weighted-Average Exercise Price
Outstanding at January 1, 2009	497,713	$ 12.27
Granted	-	-
Forfeited / expired	-	-
Exercised	(29,762)	15.12
Transfers in	-	-
Transfers out	(90,309)	14.86
Outstanding at December 31, 2009	377,642	11.43
Exercisable as of December 31, 2009	-	-

The fair value of SAR awards as of December 31, 2009 was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free rate	0.56% - 1.76%
Expected term	1.13 - 3.13 years
Expected dividend yield	0.0 %
Expected volatility	62.11% - 73.40%

The aggregate amount paid by Russell during the year ended December 31, 2009 to settle SARs held by employees of the Company was $3,869. As of December 31, 2009, the Company has an aggregate recorded liability of $364,772 related to its liability-classified awards outstanding under the LTIP, included within incentive compensation liabilities in the Company's statement of financial condition.

The following table summarizes information about all stock options and SARs outstanding under the LTIP as of December 31, 2009:

	Shares Subject to Options/Rights Outstanding	Weighted-Average Remaining Contractual Life *(years)*	Weighted-Average Exercise Price	Total Instrinsic Value[(1)]
Exercise price				
$5.33	487,500	5.46	$ 5.33	$ 1,213,875
$15.12	421,623	2.13	15.12	-
$17.17	144,144	3.13	17.17	-
$5.33 – $17.17	1,053,267	3.81	10.87	1,213,875
Vested and exercisable	217,733	2.20	15.27	-
Vested and expected to vest	1,007,277	3.77	11.00	$ 1,164,721

[(1)] The total intrinsic value represents the aggregate estimated fair value of Russell's common stock issuable and the aggregate exercise price available.

OCAP

The OCAP provides eligible employees the award of a cash bonus, denominated in the participant's local currency at the time of grant, that will increase or decrease in value based on the changes in the per share fair value of Russell's common stock. Awards made to employees by Russell under the OCAP cliff vest after three years and are paid at the end of the vesting period. As OCAP awards are ultimately settled in cash, the awards are liability-classified and will be remeasured to fair value at each reporting period until settled. As of December 31, 2009 the Company had an aggregate recorded liability of $128,725 related to its OCAP awards, included within incentive compensation liabilities in the Company's statement of financial condition.

Incentive Payment Plan

The IPP was established whereby employees of Russell and its subsidiaries, including the Company, could earn aggregate awards of up to 50 million shares of Russell's callable puttable common stock. The number of shares issued under the IPP was determined by Russell's cumulative earnings before interest, taxes, depreciation and amortization, ("EBITDA"), as defined by the IPP, during a five-year period beginning January 1, 1999. As of April 15, 2004, a total of 42.25 million shares of callable puttable common stock were outstanding based on this determination. No additional shares of callable puttable common stock will be issued under the IPP.

During the Annual Put Window, a holder of an award issued under the IPP can put up to an annual limitation of 25% of cumulative total of shares that holder has received under the plan. Upon the death, disability or employment termination of a holder of an award issued under the IPP, the holder has the right to put all such awards (but not less than all) to Russell, and Russell has the right to call all such awards (but not less than all) from that holder, each at a formula-derived price as stated in the IPP.

Subject to the approval of Russell's Board of Directors, NML may affect these shares or award unit repurchases in lieu of Russell. The put and call rights terminate upon an initial public offering of Russell's common stock. In the event of a change in ownership control of Russell, NML has the right to call all awards then outstanding under the IPP at a formula-derived price, and each holder of such awards has the right to put all such awards to NML at a formula-derived price.

Compensation expense related to IPP awards is based on changes in the formula-derived price of the outstanding awards. The expense recorded by the Company is considered a deemed capital contribution from Russell. No related liability is recorded in the Company's statement of financial condition as the contractual obligation for cash settlement of the shares remains with Russell.

The following table reflects the activity for the year ended December 31, 2009 of shares of callable puttable common stock held by employees of the Company:

	Shares of Callable Puttable Common Stock
Outstanding at January 1, 2009	257,966
Net employee transfers out	(84,133)
Settlements	-
Outstanding at December 31, 2009	173,833

The aggregate value of outstanding shares of callable puttable common stock held by employees of the Company as of December 31, 2009 is $2,609,233. The Company recorded a related noncash deemed capital contribution from Russell of $1,693,133 or the year ended December 31, 2009.

Incentive Share Plan

The Company participates in Russell's ISP covering eligible employees. The ISP is a cash-based, long-term incentive program for employees of Russell. From 2004 through 2006, ISP units were awarded annually to selected employees. The plan does not have a definitive end date; however, Russell's Board of Directors has not made any grants in 2009 and does not anticipate further grants.

The value of ISP units is determined by the increase or decrease in Russell's annual EBITDA as defined by the ISP, over the four years beginning with the year the award is made. The units vest at the rate of 25% per calendar year over the four-year period. The vested appreciation of the ISP units will be paid in cash in the year following the end of the four-year vesting period, or upon the participant's termination of employment from Russell, whichever occurs earlier. In 2008, the Company allowed a two year extension for payment of the 2005 grants and a one year extension for the payment of the 2006 grants. Compensation expense under the ISP was $13,391 for the year ended December 31, 2009. As of December 31, 2009, the Company has recorded a liability of $13,391 related to its ISP awards.

6. Benefit Plans

Retirement Plan

The Company participates in the Russell defined contribution retirement plan (the "Plan") covering eligible employees. The Plan allows for contributions to be made out of the Company's net operating profits at the discretion of the Russell Board of Directors. Employees may also contribute a percentage of their compensation as defined by the Plan.

Discretionary Bonuses

The Company pays discretionary bonuses to its employees based on a percentage of Russell's consolidated operating income, as defined.

7. Employee Termination

During the second quarter of 2009, due to a business optimization initiative, the Company went through a reorganization that resulted in a reduction in force of certain employees. Accrued liabilities related to severance and termination costs as of December 31, 2009 are a component of compensation and benefits payable in the balance sheets of Russell. The Company expects the remaining accrued termination benefit liability to be paid out during 2010.

8. Related Party Transactions

Under a joint purchasing agreement, Russell processes payments for the direct expenses of the Company. Under a joint paymaster agreement, Russell processes payroll transactions for the Company. Additionally, Russell allocates certain negotiated charges to the Company such as office space, equipment, and insurance charges. The Company reimburses Russell monthly for these expenses. Amounts due and payable to Russell for these charges were $1,971,929 at December 31, 2009 and are included in due to affiliates on the accompanying statement of financial condition.

Under an expense sharing agreement, certain corporate overhead charges, incurred by Russell on the Company's behalf are not allocated to the Company.

The Company acts as an introducing broker for clients of Russell and other affiliated companies. The clients may elect to pay their fees to Russell and other affiliates with commission credits received from the Company. Commission credits paid to Russell and affiliated companies for client fees totaled $608,939 for the year ended December 31, 2009.

During 2009, the Company effected transactions on behalf of affiliated companies, recording securities commissions revenue or investment management fee revenue from such transactions. There are no amounts receivable from these affiliated companies for these fees at December 31, 2009.

Russell and its subsidiaries follow a Transaction Allocation Methodology intended to conform to the relevant U.S. and local country tax laws and the Organization of Economic Cooperation and Development guidelines. Russell acts as the monthly settlement agent for any payments or disbursements among the participating members associated with the effects of the Transaction Allocation Methodology. The amount due to Russell at December 31, 2009 was $3,437,327 and is included in due to affiliates on the accompanying statement of financial condition.

The Company has an agreement with a related party to perform sales and client support activities on behalf of the Company. Fees paid by the Company in connection with these services are recorded as sales and client service fees. There are no amounts payable to this related party for these fees at December 31, 2009.

9. Concentration of Risk

The Company's total revenue for the year ended December 31, 2009 included amounts from one client, which accounted for 7.7% of total revenue. The amount receivable from this client at December 31, 2009 is $190,600.

10. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

11. Contingencies

The Company has various claims and legal matters occurring in the normal course of business, which management, based upon the advice of legal counsel, does not expect to have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

12. Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2010, which is the date the financial statements were issued.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1420 Fifth Avenue
Suite 1900
Seattle, WA 98101
Telephone (206) 398 3000
Facsimile (206) 398 3100

Report of Independent Accountants

To the Board of Directors and Stockholder of
Russell Implementation Services Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Russell Implementation Services Inc. for the period from April 1, 2009 through December 31, 2009, which were agreed to by Russell Implementation Services Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Russell Implementation Services Inc.'s compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2009. Management is responsible for Russell Implementation Services Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compare the listed assessment payments on page 1, items 2b and 2f of Form SIPC-7T with the respective cash disbursement records entries.

   Findings: Compared the listed assessment payments on page 1, items 2b and 2f of Form SIPC-7T with the respective cash disbursement records entries, as follows:

      Payments in the amount of $64,312 for the assessment payment of page 1, item 2b as compared to the check number 319271 and check number 317245 noting no differences.

      Payment in the amount of $143,856 for the assessment payment on page 1, item 2f as compared to the check number 321628 noting no differences.

2. Compare the Total Revenue amount reported on page 7, line 12 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on Russell Implementation Services Inc.'s Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total Revenue amount of $83,302,878 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009.

   Findings: Compared the Total Revenue amount reported on page 7, line 12 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on Russell Implementation Services Inc.'s Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total Revenue amount of $83,302,878 reported on page 2,

item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 noting no differences.

3. Compare any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers.

    a. Compare commissions of $35,738 on page 2, item 2c, line 3, to the 4Q 2009 Assessment Calculation report.

Findings: Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared commissions of $35,738 on page 2, item 2c, line 3, to the 4Q 2009 Assessment Calculation report noting no differences.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculate the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $83,267,140 and $208,168 of the Form SIPC-7T.

Findings: Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $83,267,140 and $208,168 of the Form SIPC-7T noting no differences.

5. Compare the amount of any overpayment applied to the current assessment on page 1, item 2c of Form SIPC-7T with page 1, item 2e of the Form SIPC-7T on which it was originally computed.

Findings: Compared the amount of any overpayment applied to the current assessment on page 1, item 2c of Form SIPC-7T with page 1, item 2e of the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Russell Implementation Services Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

Russell Implementation Services Inc.

Statement of Financial Condition
December 31, 2009